UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-42308

PTL LIMITED

(Translation of registrant’s name into English)

21 Bukit Batok Crescent

#24-71, WCEGA Tower

Singapore 658065

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on June 16, 2025, PTL Limited (the “Company”) held a general meeting (the “Meeting”). Five proposals were acted upon by the shareholders of the Company at the Meeting, each of which was approved by the shareholders, amongst which, includes:

Proposal 1 – Creation of A Dual Class Structure Proposal

By a resolution of members, to change the maximum number of shares the Company is authorized to issue from unlimited shares of single class with no par value (the “Ordinary Shares”) to unlimited class A ordinary shares with no par value each (the “Class A Ordinary Shares”); and unlimited class B ordinary shares with no par value each (the “Class B Ordinary Shares”) by re-designating and re-classifying (the “Share Redesignation” and such proposal, the “Creation of A Dual Class Structure Proposal”):

i.	all the authorized and issued and outstanding Ordinary Shares held by existing shareholders of the Company as of the date hereof (except the 11,250,000 Ordinary Shares held by PTLE Limited), into Class A Ordinary Shares, each conferring the holder thereof one (1) vote per Class A Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the second amended and restated memorandum and articles of association of the Company (the “Second Amended M&A”) to be adopted by the shareholders of the Company at the Meeting on a one for one basis provided that no Class A Ordinary Shares shall be convertible into Class B Ordinary Shares;

ii.	the 11,250,000 authorized and issued and outstanding Ordinary Shares held by PTLE Limited into 11,250,000 Class B Ordinary Shares, conferring the holder thereof fifty (50) votes per Class B Ordinary Share at a meeting of members of the Company or on any resolution of members and the other rights attached to it as set out in the Second Amended M&A to be adopted by the shareholders of the Company at the Meeting on a one for one basis provided that no Class B Ordinary Shares shall be convertible into Class A Ordinary Shares; and

iii.	the remaining authorized unlimited but unissued Ordinary Shares of single class into unlimited Class A Ordinary Shares and unlimited Class B Ordinary Shares.

The Share Redesignation will be reflected with the Nasdaq Capital Market in the marketplace at the open of business on June 30, 2025, whereupon the Company’s Class A Ordinary Shares will begin trading. Then Company’s Class A Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol “PTLE” but under the new CUSIP Number of G7377S119.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2025	PTL Limited

	By:	/s/ Ying Ying Chow
	Name:	Ying Ying Chow
	Title:	Chief Executive Officer

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